Mail Stop 3561

April 13, 2007

John Vogel
Chief Executive Officer
International Imaging Systems, Inc.
2419 E. Commercial Blvd., Suite 305
Ft. Lauderdale, FL 33308

> **Re:** **International Imaging Systems, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 15, 2007**
> **File No. 0-25413**

Dear Mr. Vogel:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please comply with the outstanding comments in our letter dated January 30, 2007.

2. Please confirm that you currently have, and at the time of implementing the reverse stock split will have, less than 300 shareholders of record. In this regard, please tell us your current number of shareholders of record.

<u>Increase of Authorized Shares of Common Stock; Reverse Stock Split…, page 4</u>

3. We note that you are increasing the number of your authorized shares of common stock from 29 million to 79 million shares. Please disclose whether you are currently engaged in any negotiations or otherwise have any specific plans, regardless of whether you have yet to enter into a definitive agreement, to use the additional authorized shares for any acquisition, merger or consolidation. In this regard, to the extent that any of the additional authorized common shares will be used for any planned or specified acquisition, merger or consolidation, it would appear that Item 14 of Schedule 14A would be applicable. In the alternative, please revise to state that you currently are not engaged in any negotiations or otherwise have no specific plans to use the additional authorized shares for any acquisition, merger or consolidation.

4. Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please disclose any other provisions of your articles, bylaws, or other governing documents that have material anti-takeover consequences. Please disclose any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please inform shareholders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

* * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Eugene Kennedy, Esq.
        Fax: (954) 524-4169